EXHIBIT 99.1

Conference Call Advisory

Stantec executives to hold third quarter 2018 conference call

EDMONTON, AB; NEW YORK, NY (October 18, 2018) TSX:STN, NYSE:STN

Stantec will release its financial results for the third quarter of 2018 on Thursday, November 8, 2018. Gord Johnston, president and chief executive officer, and Dan Lefaivre, executive vice president and chief financial officer, will hold a conference call at 7:00 AM MST (9:00 AM EST) to discuss Stantec’s third quarter performance.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll free at 1-334-323-0522 (Canada and United States) or 1-877-260-1479 (international). Please provide confirmation code 5631280 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact

Cora Klein

Stantec Investor Relations

Ph: (780) 969-2018

cora.klein@stantec.com

Design with community in mind